Kristin VanderPas +1 415 693 2097 kvanderpas@cooley.com	VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Spruce Biosciences, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-248924)

September 18, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Livingston
David Lin
Eric Atallah
Angela Connell

Re:	Spruce Biosciences, Inc.
Registration Statement on Form S-1
Filed September 18, 2020
File No. 333-248924

Ladies and Gentlemen:

On behalf of Spruce Biosciences, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2020 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 7, 2020 (the “DRS”), which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on September 18, 2020 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 6 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 6 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Cooley LLP    101 California Street, 5th Floor    San Francisco, CA    94111-5800

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U.S. Securities and Exchange Commission

September 18, 2020

Page Two

Staff Comment

General

20.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a reverse stock split of the Common Stock that the Company anticipates will be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Cowen and Company, LLC, SVB Leerink LLC, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock as adjusted for the Reverse Stock Split, as well as the terms of the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. As a result of these factors and due to the volatility in the securities markets, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) issuances and sales of its redeemable convertible preferred stock, and (ii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Three

subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	the Company’s stage of development;

•

the prices at which the Company sold shares of its redeemable convertible preferred stock and the rights, preferences and privileges of its redeemable convertible preferred stock relative to those of the Common Stock;

•	the Company’s financial condition and operating results, including its levels of available capital resources;

•	the progress of the Company’s research and development efforts and business strategy;

•	the timing and probability of future financings;

•	equity market conditions affecting comparable public companies;

•	general U.S. market conditions; and

•	the lack of marketability of the Common Stock.

The third-party valuations of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on the company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Four

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuations of the Common Stock as of February 15, 2019 (the “February 2019 Valuation”) and as of March 31, 2020 (the “March 2020 Valuation”), each as discussed below. The Hybrid Method was utilized for the independent third-party valuations of the Common Stock as of June 30, 2020 (the “June 2020 Valuation”) and as of August 31, 2020 (the “August 2020 Valuation”), each as discussed below, as a result of the increasing likelihood of the occurrence of certain discrete events, such as an IPO, improving market conditions and the receptivity of the market to IPOs. In addition, and with respect to the August 2020 Valuation, the Company had commenced substantial preparations for an IPO at such time and therefore had better visibility into the timing of a potential IPO. In that IPO scenario, the Company assumed that all outstanding shares of its redeemable convertible preferred stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with the valuations prior to June 30, 2020, the Company considered an implied equity value from the closings of the issuances and sales of its redeemable convertible preferred stock prior to the issuance of any stock option grants, as the basis for the value of its Common Stock at the date of the stock option grant. On and after June 30, 2020, the valuation methodology changed to the use of a Hybrid Method incorporating the stay private scenario (using the OPM, specifically, the backsolve method) and the PWERM, as the Company had obtained better visibility into the timing of a potential IPO as indicated above, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid.

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Five

Common Stock Valuations and Stock Option Grants

During the previous 12 months, the Company has granted stock options as follows:

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Date of Grant
October 14, 2019	[***]	$[***]	$[***]
June 8, 2020	[***]	$[***]	$[***]
August 7, 2020	[***]	$[***]	$[***]	*
September 9, 2020	[***]	$[***]	$[***]	*
Total	[***]

February 2019 Valuation and October 14, 2019 Stock Option Grants

On October 14, 2019, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. On the date of grant, the Board determined the estimated fair value of the Common Stock was $[***] per share based on a number of factors, including the February 2019 Valuation.

For the February 2019 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure.

For purposes of the February 2019 Valuation, the backsolve method reflected the Company’s closing of the issuance and sale of its Series A redeemable convertible preferred stock in May 2016 of 20,000,000 shares at a price of $1.00 per share (the “Series A Financing”). Although the Series A Financing occurred in 2016, it was still considered the best indication of value for use in the backsolve method after reviewing the Company’s financial performance and management’s assessment of the lack of any material changes in the Company’s business prospects since the completion of the Series A Financing. In determining the total implied equity value under the backsolve method, and to account for market changes subsequent to the Series A Financing, an equity adjustment of [***]% based on the market performance of peer public companies between the Series A Financing and the February 2019 Valuation was applied.

In addition, in determining the total implied equity value under the backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time.

After applying a DLOM of [***]%, the fair value of the Common Stock was estimated to be $[***] per share in the February 2019 Valuation.

For the period from the date of the February 2019 Valuation to October 14, 2019, the Board determined there were no internal or external developments since the February 2019 Valuation that warranted a change in the estimated fair value of the Common Stock. During this period, the Company was inwardly focused on the research, development and regulatory approval pathway of its product candidate, tildacerfont. As a result, the Board determined the estimated fair value of the Common Stock for the October 14, 2019 stock option grants was $[***] per share.

*	Subject to adjustment based on the future reassessment described herein.

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Six

March 2020 Valuation and June 8, 2020 Stock Option Grants

On June 8, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock was $[***] per share based on a number of factors, including the March 2020 Valuation.

For the March 2020 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences.

In February 2020, the Company completed the initial closing of the issuance and sale of its Series B redeemable convertible preferred stock of 36,666,665 shares at a price of $1.20 per share (the “Initial Closing”). In August 2020, the Company completed the subsequent closing of the issuance and sale of its Series B redeemable convertible preferred stock of 36,666,665 shares at a price of $1.20 per share (the “Subsequent Closing”). The Subsequent Closing had not occurred as of the date of the March 2020 Valuation. As a result, for purposes of the March 2020 Valuation, the backsolve method reflected only the Initial Closing.

In addition, in determining the total implied equity value under the backsolve method, and to account for market and Company-specific changes subsequent to the Initial Closing, a market adjustment of [***]% was applied. In particular, due to the outbreak of COVID-19 and the resulting general market decline, this adjustment for the changes in market conditions was applied to the implied Company value.

In determining the total implied equity value under the backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time.

After applying a DLOM of [***]%, the fair value of the Common Stock was estimated to be $[***] per share in the March 2020 Valuation.

For the period from the date of the March 2020 Valuation to June 8, 2020, the Board determined there were no internal or external developments since the March 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. During this period, the Company remained inwardly focused on the research, development and regulatory approval pathway of tildacerfont. As a result, the Board determined the estimated fair value of the Common Stock for the June 8, 2020 stock option grants was $[***] per share.

June 2020 Valuation and August 7, 2020 Stock Option Grants

On August 7, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock was $[***] per share based on a number of factors, including the June 2020 Valuation.

For the June 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at [***]%, and (ii) an IPO scenario assuming an IPO in [***], weighted at [***]%.

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Seven

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. For purposes of the June 2020 Valuation, the OPM reflected the consummation of the Initial Closing and the Subsequent Closing. In determining the implied total equity value under the back-solve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time. Given the proximity to the transaction and the date of the June 2020 Valuation as well as guidance from management, no market adjustment to equity value was utilized in this analysis.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Company’s redeemable convertible preferred stock, warrants exercisable for shares of Common Stock, options to purchase shares of Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.

Around the time of the June 2020 Valuation, the Company was engaged in only the early stages of its IPO process, including scheduling the organizational meeting. In addition, there existed uncertainties related to future business developments (e.g., the Company’s initiation of a double-blind, placebo-controlled Phase 2b clinical trial in adult patients with classic congenital adrenal hyperplasia (“CAH”) who have poor disease control despite stable glucocorticoid dosing) and other events outside of the Company’s control (e.g., the upcoming U.S. elections and the ongoing COVID-19 pandemic) that could materially impact the viability and timing of any IPO by the Company. Accordingly, based on the foregoing and certain other discussions with the Company’s management, and based on the numerous processes and requirements that need to be satisfied before being able to proceed with an IPO, the PWERM was weighted at [***]%, and captured the value created in a potential IPO scenario, and the going concern (stay private) scenario valued using the OPM method was weighted at [***]%.

In addition, for purposes of the June 2020 Valuation, the DLOM was concluded to be [***]% for the going concern (stay private) scenario and [***]% for the IPO scenario.

For the period from the date of the June 2020 Valuation to August 7, 2020, the Board determined there were no internal or external developments since the June 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the August 7, 2020 stock option grants was $[***] per share.

The Company intends to retroactively reassess the fair value of stock options granted on August 7, 2020 in connection with the preparation of its interim condensed financial statements for the three and nine months ended September 30, 2020, and will reflect any incremental stock-based compensation expense arising from such reassessment in such financial statements.

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Eight

August 2020 Valuation and September 9, 2020 Stock Option Grants

On September 9, 2020, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock was $[***] per share based on a number of factors, including the August 2020 Valuation.

For the August 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed two probability-weighted scenarios: (i) a going concern (stay-private) scenario, weighted at [***]%, and (ii) an IPO scenario assuming an IPO in [***], weighted at [***]%.

The going concern (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. For purposes of the August 2020 Valuation, the OPM reflected the consummation of the Subsequent Closing. In determining the implied total equity value under the back-solve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time. Given the proximity to the transaction and the date of the August 2020 Valuation as well as guidance from management, no market adjustment to equity value was utilized in this analysis.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of the Company’s redeemable convertible preferred stock, warrants exercisable for shares of Common Stock, options to purchase Common Stock, and shares of Common Stock, based on the rights and preferences of each class and series of equity.

The Company deemed it appropriate to apply a total of [***]% weighting for the PWERM because by the time of the August 2020 Valuation, the Company had made substantial progress towards its planned IPO, including the confidential submission of the DRS in early August. However, the mere submission or filing of a registration statement does not necessarily mean that the Company would be successful in consummating an IPO. Unexpected events, such as the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, risks related to the upcoming U.S. elections and the ongoing COVID-19 pandemic, geopolitical risk, or other Company-specific events, such as unfavorable correspondence with the U.S. Food and Drug Administration and/or the European Medicines Agency regarding tildacerfont, or other clinical development setbacks, could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the PWERM was weighted at [***]%, and captured the value created in an expected/potential IPO scenario, and the non-IPO (stay private) scenario valued using the OPM method was weighted at [***]%.

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Cooley LLP    101 California Street, 5th Floor    San Francisco, CA    94111-5800

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U.S. Securities and Exchange Commission

September 18, 2020

Page Nine

In addition, for purposes of the August 2020 Valuation, the DLOM was concluded to be [***]% for the going concern (stay private) scenario and [***]% for the IPO scenario.

For the period from the date of the August 2020 Valuation to September 9, 2020, the Board determined there were no internal or external developments since the August 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the September 9, 2020 stock option grants was $[***] per share.

The Company intends to retroactively reassess the fair value of stock options granted on September 9, 2020 in connection with the preparation of its interim condensed financial statements for the three and nine months ended September 30, 2020, and will reflect any incremental stock-based compensation expense arising from such reassessment in such financial statements.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the August 2020 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the August 2020 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•

The Company made additional progress in its planned IPO, including continuing to hold testing the waters meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on September 18, 2020.

•	As described in the Registration Statement, the Company initiated a Phase 2b clinical trial in adult patients with classic CAH with good disease control focused on glucocorticoid reduction.

•	The Company identified and appointed a new, experienced independent director to the Board, Dan Spiegelman, effective September 2020.

•	The Company identified and hired a new, experienced Chief Medical Officer, Rosh Dias, M.D., M.R.C.P., effective September 2020.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the August 2020 Valuation, which utilized a DLOM of [***]% for the going concern (stay private) scenario and [***]% for the IPO scenario, represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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U.S. Securities and Exchange Commission

September 18, 2020

Page Ten

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such redeemable convertible preferred stock results in a higher valuation of the Common Stock.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in September 2020 is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*        *         *

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

Cooley LLP    101 California Street, 5th Floor    San Francisco, CA    94111-5800

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U.S. Securities and Exchange Commission

September 18, 2020

Page Eleven

Please contact me at (415) 693-2097 or Alexa Ekman at (858) 550-6183 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Kristin VanderPas
Kristin VanderPas
Cooley LLP

cc:	Richard King, Spruce Biosciences, Inc.
Samir Gharib, Spruce Biosciences, Inc.
Alexa Ekman, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP

*FOIA Confidential Treatment Requested by Spruce Biosciences, Inc.*

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